UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 11, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Neogenomics, Inc.
File No. 333-72097 - CF#25635

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Neogenomics, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 16, 2010 and amended on February 17, 2011.

Based on representations by Neogenomics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. § 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.24	through February 1, 2013
Exhibit 10.35	through February 1, 2013
Exhibit 10.39	through December 31, 2019
Exhibit 10.44	through February 1, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel